Exhibit 12.1

Mediacom Communications Corporation and Subsidiaries

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
		(In thousands, except ratio amounts)

Earnings:
Income (loss) before income taxes	$126,366	$(19,281)	$(37,563)	$(65,188)	$(24,966)
Interest expense, net	201,995	213,333	239,015	227,206	208,264
Amortization of capitalized interest	2,261	2,872	3,069	2,678	2,357
Amortization of debt issuance costs	5,520	5,070	4,884	5,998	8,613
Interest component of rent expense(1)	6,237	6,289	5,787	5,755	5,267

Earnings available for fixed charges	$342,379	$208,283	$215,192	$176,449	$199,535

Fixed Charges:
Interest expense, net	$201,995	$213,333	$239,015	$227,206	$208,264
Capitalized interest	3,527	4,273	3,818	3,603	3,756
Amortization of debt issuance cost	5,520	5,070	4,884	5,998	8,613
Interest component of rent expense(1)	6,237	6,289	5,787	5,755	5,267

Total fixed charges	$217,279	$228,965	$253,504	$242,562	$225,900

Ratio of earnings to fixed charges	1.58		—	—	—

Deficiency of earnings over fixed charges	$—	$(20,682)	$(38,312)	$(66,113)	$(26,365)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.